UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-35147

RENREN INC.

23/F, Jing An Center

8 North Third Ring Road East

Beijing, 100028

People’s Republic of China

+86 (10) 8448-1818

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Renren Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RENN)

NOTICE OF ANNUAL GENERAL MEETING

To be held on August 29, 2013

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Renren Inc. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China on August 29, 2013 at 4:00 p.m. (local time).  No proposal will be submitted for shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on July 26, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@renren-inc.com.

Holders of the Company’s ordinary shares or ADSs may access the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “20-F”) on the investor relations section of our website at http://ir.renren-inc.com, and may obtain a hard copy of the 20-F free of charge upon request in writing to Sam Lawn, Investor Relations Director, Renren Inc., 23/F, Jing An Center, 8 North Third Ring Road East, Beijing 100028, People’s Republic of China, or by email to ir@renren-inc.com.

By Order of the Board of Directors,
Renren Inc.

	By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman and Chief Executive Officer

Beijing, China
July 30, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Renren Inc.

	By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman and Chief Executive Officer

Date: July 30, 2013

Exhibit Index

Exhibit 99.1—Press release